Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference of our report dated June 23, 2010, into the previously filed Registration Statements (Nos. 333-147409 and 333-156614) on Form S-8 of First Horizon National Corporation, relating to the statement of net assets available for benefits of First Horizon National Corporation Savings Plan (the “Plan”) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009, including the supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2009, included in the Plan’s Annual Report (Form 11-K) for the year ended December 31, 2009.

/s/ Thompson Dunavant PLC

Thompson Dunavant PLC
Memphis, Tennessee

June 23, 2010